Exhibit 99.1

[LOGO] ENERSIS                                                     PRESS RELEASE
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INVESTOR RELATIONS DEPARTMENT

                                     SUMMARY
                           LOCAL BONDS EXCHANGE PERIOD

(Santiago, Chile, November 17, 2003) ENERSIS S.A., (NYSE: ENI), announced that the process related to the "Offer to Voluntarily Exchange Bonds No. 269, Series B1 and B2" has been concluded. This process was initiated last November 1st and concluded on November 15th, 2003. During that period, all local bondholders had the option to exchange the above mentioned bonds into new shares issued by the Company.

A total of 893,612,466 newly issued shares were subscribed, equivalent to Ch$ 53,992,243,918. This process implied approximately US$ 99.4 million of Enersis' debt reduction.

In summary, 64.84% of the total outstanding local bonds were exchanged.

As a consequence, all shareholders of Enersis registered by the end of this process, will have the right to participate in the "Second Preemptive Right Offering Period". The pro rata factor will be 0.1196427367.

Best Regards,

ENERSIS Investor Relations Team


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www.enersis.cl           Santa Rosa 76, Santiago, CHILE                  Pg. 1/1
                             Phone: 56 (2) 353 4682

[LOGO] ENERSIS                                                     PRESS RELEASE
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INVESTOR RELATIONS DEPARTMENT

Should you have any other questions or had trouble accessing this email, please contact ENERSIS Investor Relations Department.

               Susana Rey                           Pablo Lanyi-Grunfeldt
       Head of Investor Relations                    Investor Relations
            srm@e.enersis.cl                          pll@e.enersis.cl
             56 (2) 353 4554                           56 (2) 353 4552

            Matias Rodriguez                           Francisco Luco
           Investor Relations                        Investor Relations
            mra8@e.enersis.cl                         fjlv@e.enersis.cl
             56 (2) 353 4492                           56 (2) 353 4555


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www.enersis.cl           Santa Rosa 76, Santiago, CHILE                  Pg. 2/1
                             Phone: 56 (2) 353 4682